FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-34738

Kingtone Wirelessinfo Solution Holding Ltd

(Translation of registrant’s name into English)

3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province,

People’s Republic of China 710065

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Kingtone Wirelessinfo Solution Holding Ltd

FORM 6-K

Results of Annual Shareholders Meeting

On August 30, 2012, Kingtone Wirelessinfo Solution Holding Ltd (the “Company”) held its annual shareholders meeting. At the meeting, the only proposal submitted to a vote of the shareholders of the Company was for the election of five directors. A number of shareholders representing a quorum were present in person or by proxy at the meeting. The results were as follows:

Director Nominee	Votes For	Votes Withheld
Mr. Tao Li	7,628,477	71,430
Ms. Li Wu	7,628,377	71,500
Ms. Lili Dong	7,629,247	70,630
Mr. Xianyun Zhang	7,629,177	70,700
Ms. Junwei Wang	7,629,247	70,630

Based on the above, each of the five director nominees was elected for a term of one year or until their respective successors have been duly elected or appointed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kingtone Wirelessinfo Solution Holding Ltd

By:	/s/ Peng Zhang
Name:	Peng Zhang
Title:	Chief Executive Officer

Date: August 31, 2012